03012322

CM

FEB 28 2003
WASH, D.C. 207 SECTION

T3|4

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48588

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Girard Partners, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 South Gulph Road
(No. and Street)

King of Prussia	Pennsylvania	19406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Seidel 610-337-7640
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name — *if individual, state last, first, middle name*)

125 Strafford Ave., Ste. 116	Wayne	Pennsylvania	19087
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/10

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Norris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Partners, Ltd., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to and subscribed before me this 26 day of Feb 2003.

NOTARIAL SEAL
RICHARD B. SEID... Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires April 23, 2005

Notary Public

Signature

Vice President
Director of Portfolio Management

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A [ ] (m) A copy of the SIPC Supplemental Report.
- N/A [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIRARD PARTNERS, LTD.

Statement of Financial Condition

December 31, 2002

GIRARD PARTNERS, LTD.

Table of Contents

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Girard Partners, Ltd.
King of Prussia, Pennsylvania

We have audited the accompanying statements of financial condition of Girard Partners, Ltd. as of December 31, 2002 and 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Girard Partners, Ltd. as of December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Beucler, Kelly & Irwin, Ltd.

January 10, 2003

Beucler, Kelly & Irwin, Ltd.

125 STRAFFORD AVENUE SUITE 116
WAYNE PENNSYLVANIA 19087-3388
(610) 688-3200 (610) 687-1011 FAX (610) 688-1492
www.bkicpa.com

GIRARD PARTNERS, LTD.
Statements of Financial Condition
December 31, 2002 and 2001

Assets

	2002	2001
Current Assets		
Cash	$ 19,189	$ 21,323
Accounts receivable	357	0
Unbilled fees and accrued commissions	76,500	79,000
Prepaid expenses	5,040	8,003
Total Current Assets	101,086	108,326
Property and Equipment		
Furniture and equipment (net of accumulated depreciation of $37,391 and $24,758 for 2002 and 2001, respectively)	52,012	64,645
Other Assets		
Security deposit	14,610	14,610
Total Other Assets	14,610	14,610
Total Assets	$ 167,708	$ 187,581

Liabilities and Stockholders' Equity

	2002	2001
Liabilities		
Accounts payable and accrued expenses	$ 1,273	$ 1,390
Payroll taxes payable	3,438	3,672
Total Current Liabilities	4,711	5,062
Stockholders' Equity		
Common stock, no par value, 1,000 shares authorized and 100 shares issued and outstanding	16,500	16,500
Additional paid-in capital	21,000	6,000
Retained earnings	125,497	160,019
Total Stockholders' Equity	162,997	182,519
Total Liabilities and Stockholders' Equity	$ 167,708	$ 187,581

See Accompanying Notes.

GIRARD PARTNERS, LTD.
Notes to Financial Statements
December 31, 2002

Note 1 – Nature of Operations

Girard Partners, Ltd. was organized as a Pennsylvania corporation on March 9, 1995 and is registered with the Securities and Exchange Commission as a broker dealer pursuant to Section 17 of the Securities Exchange Act of 1934. The Company provides investment advisory services as well as estate and tax planning, financial record keeping and other fiduciary services.

Note 2 – Summary of Significant Accounting Principles

Recognition of Income

Investment advisory fees are billed after each quarter end and are based upon portfolio values at the end of the quarter. Investment advisory fees for the fourth quarter were estimated by management based upon third quarter billings and assets under management for the fourth quarter. Dealer load and trail fees for December were estimated by management based upon third quarter and known transactions.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is carried at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Income Taxes

The Company has elected S Corporation status under the Internal Revenue Code and under the Pennsylvania law. Accordingly, it is not subject to any federal or state income taxes. The stockholders are required to include in their income tax returns their share of the Company's taxable income or loss.

GIRARD PARTNERS, LTD.
Notes to Financial Statements
December 31, 2002

Note 3 – Liabilities Subordinated to Claims of Creditors

There are no liabilities subordinated to claims of creditors.

Note 4 – Net Capital Requirements

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital will fluctuate on a daily basis. The Company had net capital of $14,478 at December 31, 2002.

Note 5 – Leases

The Company entered into a five-year lease agreement for office space beginning in October, 2000. Rent expense for 2002 and 2001 was $92,389 and $90,117, respectively. The Company subleased a portion of the space for a three-year term effective October, 2000. Total rental income for both 2002 and 2001 was $15,000. Future minimum lease payments are as follows:

Year Ended December 31,	Lease Payments	Sub-lease	Net
2003	$ 91,114	$ 16,500	$ 74,614
2004	92,690	0	92,690
2005	70,318	0	70,318
	$ 254,122	$ 16,500	$ 237,622

The Company entered into a four-year automobile lease beginning in October, 2002. The monthly payment required is $330.

Note 6 – Savings Incentive Match Plan for Employees

Effective February 26, 2001, the Company established a savings incentive match plan for employees (SIMPLE) under section 408(p) of the Internal Revenue Code. Employees who are reasonably expected to receive at least $5,000 in compensation for a calendar year are eligible to participate. For each calendar year, the Company is required to make either matching contributions up to a limit of 3% of the employees' compensation or nonelective contributions equal to 2% of the eligible employees' compensation. The Company's contributions amounted to $3,724 and $3,622 for the years ended December 31, 2002 and 2001, respectively.

GIRARD PARTNERS, LTD.
Notes to Financial Statements
December 31, 2002

Note 7 – Property and Equipment

Property and equipment consists of the following at December 31, 2002:

	Useful Life	Cost
Computer equipment	3 – 5 years	$ 16,072
Office equipment	5 years	10,345
Office furniture	7 – 10 years	62,986
		89,403
Accumulated depreciation		(37,391)
Total Property and Equipment		$ 52,012

Depreciation expense amounted to $12,633 and $13,966 for the years ended December 31, 2002 and 2001, respectively.